The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The first extraordinary general meeting for 2011 of the Company (the "EGM") was held at 9:30 a.m. on 30 November 2011 at No.1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. No resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 9,817,567,000 shares of the Company (the "Shares") in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 36  shareholders and authorized proxies holding an aggregate of 7,273,820,139 Shares carrying voting rights, representing 74.09% of the total issued share capital of the Company, were present at the EGM.

There was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

 All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Special Resolutions		Total valid votes	For	Against	Abstain	For (%)
1.	to consider and approve the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited”	7,273,820,139	7,054,173,239	219,447,100	199,800	96.9803%
2.	to consider and approve the “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited”	7,273,820,139	7,054,695,598	218,882,541	242,000	96.9875%
3.	to consider and approve the “Grant of Authority to the Board of Directors to Deal with the Relevant Matters of H Share Appreciation Rights Scheme”	7,273,820,139	7,084,425,539	189,211,400	183,200	97.3962%
Ordinary Resolutions		Total valid votes	For	Against	Abstain	For (%)
4.	to consider and approve the election of directors for the sixth session of the board of directors of the Company
4.1.	to consider and approve the appointment of Mr. Yuan Xin An as the non-executive director of the Company	7,273,820,139	7,238,186,547	35,461,742	171,850	99.5101%
4.2.	to consider and approve the appointment of Mr. Liu Chang Le as the independent non-executive director of the Company	7,273,820,139	7,273,300,339	347,950	171,850	99.9929%
5.	to consider and approve the amendment to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”	7,273,820,139	7,272,178,18 9	1,458,950	183,000	99.9774%

For the sub-resolutions of resolution No. 4 above, “cumulative voting” has been used.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Lv Hui and Zheng Yiling, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law,  the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

Note:
The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF DIRECTORS

The resolutions in relation to the appointment of Mr. Yuan Xin An as the non-executive director and Mr. Liu Chang Le as the independent non-executive director of the Company were approved by the shareholders of the Company at the EGM and the said appointment took effect on the date of passing of the resolutions at the EGM.

The biographical details of Mr. Yuan Xin An and Mr. Liu Chang Le have been disclosed in the circular of the Company dated 14 October 2011.

As at the date of this announcement, saved as disclosed, Mr. Yuan Xin An and Mr. Liu Chang Le had not held any directorships in other publicly listed companies in the last three years. Mr. Yuan Xin An and Mr. Liu Chang Le will enter into a service contract with the Company and will hold his directorship for the remaining term of the sixth session of the Board since 30 November 2011.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of Mr. Yuan Xin An as a non-executive director and Mr. Liu Chang Le as an independent non-executive director is determined at RMB199,000 and RMB150,000, respectively, with reference to the responsibilities, risk and contributions of their position. Further details of the emolument for Directors have been disclosed in the circular of the Company dated 14 May 2009 and 14 October 2011.

As at the date of this announcement, save as disclosed, Mr. Yuan Xin An and Mr. Liu Chang Le did not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and did not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Mr. Yuan Xin An and Mr. Liu Chang Le’s appointment. The Company also confirms that there is no information relating to Mr. Yuan Xin An and Mr. Liu Chang Le’s appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 November 2011

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.